Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

June 6, 2023

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Abby Acams

Re:	Fisher Wallace Laboratories, Inc. Post-Qualification Amendment

Dear Ms. Adams:

On behalf of our client, Fisher Wallace Laboratories, Inc., we hereby request qualification of the above-referenced offering statement at 2 p.m., Eastern Time, on June 8, 2023, or as soon thereafter as is practicable.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks